Exhibit 99.1

Adlai Nortye Appoints Christopher Liu, PharmD, as Head of Investor Relations and Public Relations

SINGAPORE and NORTH BRUNSWICK, N.J., Sept. 30, 2026 (GLOBE NEWSWIRE) — Adlai Nortye Group Ltd. (NASDAQ: ANL) (“Adlai Nortye” or the “Company”), a clinical-stage biotechnology company focused on the development of innovative cancer therapies, today announced the appointment of Christopher Liu, PharmD, as Head of Investor Relations and Public Relations. Dr. Liu brings nearly a decade of equity research experience, with a focus on biotechnology and oncology.

“We are pleased to welcome Chris to Adlai Nortye,” said Carsten Lu, Chairman and Chief Executive Officer of Adlai Nortye. “His deep understanding of oncology and extensive experience in the healthcare capital markets will be valuable as we continue to strengthen our engagement with the global investment community, enhance our external communications, and advance our pipeline.”

Dr. Liu added, “I am excited to join Adlai Nortye at this important stage of the Company’s development. I look forward to working with the team to deepen engagement with investors and other key stakeholders, and to effectively communicate the Company’s strategy, progress, and long-term value.”

About Christopher Liu, PharmD

Dr. Liu is an experienced equity research analyst with nearly a decade of experience analyzing biotechnology companies. He most recently served as a Managing Director of equity research at Lucid Capital Markets, where he covered biotechnology and oncology companies. Previously, he was a Director of equity research at Leerink Partners, focused on oncology equity research. He has also held biotechnology research roles at Canaccord Genuity and Oppenheimer & Co. Dr. Liu received his Doctor of Pharmacy (PharmD) degree from the Ernest Mario School of Pharmacy at Rutgers University.

About Adlai Nortye

Adlai Nortye is a global clinical-stage biopharmaceutical company dedicated to developing innovative cancer therapies. The global infrastructure supports the efficient execution of our robust pipeline of drug candidates covering two key therapeutic areas:

1) Precision RAS pathway targeted therapies: including the oral pan-RAS(ON) inhibitor AN9025, and the CEACAM5-targeting ADC AN4035 engineered from the Company’s proprietary RASiCA™ (RAS Inhibitor Conjugated Antibody) platform, which efficiently delivers a potent pan-RAS(ON) inhibitor to the tumor site.

2) Next-generation PD-1/L1 pathway modulating immunotherapies: including AN8025, a multi-functional fusion protein that simultaneously modulates T cells and antigen-presenting cells.

Forward-Looking and Cautionary Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, are or contain forward-looking statements.

The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. Factors that could cause the Company’s actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the initiation, timing, progress and results of the Company’s preclinical studies, clinical trials and other therapeutic candidate development efforts; the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; whether the clinical trial results will be predictive of real-world results; the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of the Company’s therapeutic candidates; the Company’s ability to establish, manage, and maintain corporate collaborations, as well as the ability of its collaborators to execute on their development and commercialization plans; the implementation of the Company’s business model and strategic plans for its business and therapeutic candidates; the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; estimates of the Company’s expenses, future revenues, capital requirements and its needs for and ability to access sufficient additional financing; risks related to changes in healthcare laws, rules and regulations in the PRC and United States or elsewhere. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

Investor Relations:

ir@adlainortye.com